FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Leadership Team Ready for New US Airways
On Tuesday, leaders at the vice president level were announced and recommended to the new airline’s board of directors. These officers will assume their new roles in the combined company at the merger’s close date, which is expected in late September or early October.
The announcement followed the naming of the new company’s executive team, which took place earlier this month and, now that the vice presidents are in place, they’ll move forward with completing the management team and department structures.
There are 34 officers named for the new airline (including Doug Parker and his direct reports), a 35 percent reduction from the current combined total of 52. A few of the new positions are transition roles designed to integrate specific areas, such as culture integration and will be phased out as the merger is completed.
For officer biographies, visit www.awaCompass.com and click the Officers link under the Merger News section on the home page.
ADMINISTRATION
Led by Executive Vice President and Chief Administrative Officer Jeff McClelland
John Hedblom, Vice President, Human Resources
Al Hemenway, Vice President, Labor Relations
Steve Farrow, President/CEO, Piedmont
Keith Houk, President/CEO, PSA
Derek Kerr, Senior Vice President, Chief Financial Officer
Reporting to Derek:
•	Mike Carreon, Vice President, Controller

•	Dion Flannery, Vice President, Financial Analysis

•	Kara Gin, Vice President, Financial Planning

•	Tom Weir, Vice President, Treasurer

Jim Walsh, Senior Vice President/General Counsel
Reporting to Jim:
•	Janet Dhillon, Vice President/Deputy General Counsel
...continued on page 4
LIVERY UNVEILING TUESDAY AUGUST 23

PHL	7 a.m.	Gate A17
PIT	9:30 a.m.	Gate B33
CLT	12:30 p.m.	Gate B4
LAS	3:45 p.m.	Gate B17
PHX	6:30 p.m.	Hangar

*	All times are local times.
TABLE OF CONTENTS

New Merged Policies	Page 2

Recent FAQs	Page 3

Quirky Question	Page 4

Notable Quotes	Page 4
RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

August 19, 2005	An America West Employee Publication	Plane Deal Issue Fourteen

Customer Service Unveils First Combined Policies
Earlier this week the customer service team confirmed four new policies for the new US Airways. The four policies — regarding pets, unaccompanied minor (UMs), and transportation of hazardous materials and inflight medical oxygen — go into effect on Oct.
1. All four were aligned with America West’s current policies, which integration teams determined were less complex and allow customer service employee to focus on the combined company’s priority: Transporting passengers and their bags in a safe, on-time and friendly manner.
AWA Senior Vice President, Customer Service Anthony Mulé explained, “With simplicity as our guide, our goal is to run an efficient low-cost and, most importantly, on-time operation. We want to give our employees the tools to do their jobs and removing complex processes from our business will help put the prime focus on taking care of our customers and their luggage. Finally, and certainly high on the priority list for air travelers, removing overhead costs from the system will help us keep fares low.”
Who decided on these changes?
Teams comprised of Airways and AWA representatives looked at the way both companies currently operate and created the new policies, keeping in mind the goal of simplifying the way we do business.
Will it always be US Airways making changes?
In this first round of policy decisions, US Airways has changed their policies to align with America West’s; however, that may not always be the case (meaning America West’s may change to mirror theirs in some cases). As it is with most merger-related decisions, a team evaluates the two airlines’ current methods, and then selects new policies based on what’s best for the combined company.

Unaccompanied Minors
US former policy: • Allows connects • $40/direction — non-stop • $75/direction — connect ($60 & $90 for int’l)	AWA former policy: Permitted on non-stop flights only (no connects). • $40 per direction	New policy: Permitted on non-stop flights only (no connections, direct flights, or scheduled change of aircraft). • $40 per direction

Dangerous Goods and Oxygen (Cabin)
US former policy: Oxygen transported w/48 hr. notice • $100 per cylinder • Outsourced ground handling	AWA former policy: Does not allow oxygen or other dangerous goods to be carried or used in the cabin.	New policy: Will not allow oxygen or other dangerous goods to be carried or used in the cabin. Both carriers are analyzing the use of personal oxygen concentrators (POCs) for future use in the cabin.

Checked Pets
US former policy: • $100/one-way, kennels for sale • First-come/first serve (no reservations) • Monthly DOT reporting	AWA former policy: No pets are checked or accepted in the cargo hold.	New policy: No pets will be checked or accepted in the cargo hold.

Hazardous Materials (Cargo)
US former policy: Approved and licensed (by the DOT) to carry internal and external dangerous goods.	AWA former policy: Does not carry dangerous goods/hazardous materials.	New policy: Will not transport dangerous goods/hazardous materials for passengers, as cargo, or for internal needs.
For more information, view the Q&A that is linked to the Policy Changes HP News Now on www.awaCompass.com
(COMMUNICATION>>HP News Now).
PLANE DEAL 2

FAQs From YOU
The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions:
Q. You’re going to spend August 23 (the day of new livery unveiling) burning expensive fuel, wasting work hours and money on ground support to take a tour around the country in a new plane! WHY?! We can wait to see the plane like everyone else.
A: First, let’s dispel the notion of this even being a huge waste of money and time. While we agree that any unnecessary cost right now is a bad idea, we also believe that sometimes you have to spend a little to make a little. Fuel for the trip is going to run around $30,000. There are other costs too, as the writer notes, like crew pay, ground crew, gate activities, food, and hotels for positioning people for the event but we firmly believe the media publicity we will receive (and are already receiving in anticipation of the unveiling) will far surpass the outlay. From a return on investment perspective, we can buy ONE full page ad in USA Today for $150,000 and have that same ad line bird cages on Wednesday (the day after the event). Or, we can stage a cool event where employees get a glimpse of what the new airline’s culture will be like, see how we’re going to position the fact that we are four airlines coming together as one, and take media along with us so they can write their own perspectives and communicate the new look/strategy to the public.
It’s also important to note that both teams, US Airways and America West, deserve some fun. There has been an extended period of time where things have not been so fun. There’s nothing fun about bankruptcy and there’s absolutely nothing fun or funny about a pay cut or furloughs. We’re not trying to gloss over the past or say, “Hey, have a cupcake and it’ll all be OK!” Not at all. But we do believe that one day to bring the new livery to employees in our five key cities is an appropriate celebration of the fact that we’ve made it this far, and that we have a lot of opportunity ahead of us.
Q: Why did US Airways employees get invited to ride on the plane and not AWA employees?
A: We’ll clear this one up right now: Neither airline’s employees were issued a blanket invite to ride on the plane. US Airways employees were asked to ride wearing their retro uniforms from their days as PSA, Piedmont and Allegheny Airlines employees. Some America West employees were also invited along to do the same, as were labor leaders from both airlines, as they are an important part of the future too. The purpose of the day though was to bring the airplane to YOU, so hope to see you next Tuesday in one of the five cities.
A Pilot asks Doug a question during the Aug. 17 Pilot Lunch at the Flight Center.
Q. This past week, you named more executives and I noticed that there’s a VP of Culture Integration. What does that mean?
A. Since the merger announcement, Doug has continually said that creating one positive culture will be the most challenging aspect of this merger. Accordingly, Doug has taken the lead on cultural integration for the new airline; however, we still need him to run the company. We will rely on Larry LeSueur, former VP, Phoenix Hub and Tower and an employee with more than 20 years at America West, to help lead the charge. He will work closely with the Corporate Communications department because the culture really starts with making sure everyone is looped in and understands the goal and how they fit in.
It’s also important to note though, that culture is not driven by one person (unless you’re talking about Gandhi or someone of that caliber); rather it is driven by all of us. Culture influences every decision we make. Front line actions, how we spend capital, what we invest in, how we treat each other, what kind of policies we put into place, how we celebrate and how we operate. It is hard to define; yet you instinctively know a good one when you are part of a good one, and likewise you know a bad one when you are in that situation.
It’s probably good to acknowledge the obvious: Culture is not about getting in a circle and singing kum-ba-yah. It is not about BBQs or parties, although celebrations are good for the soul and will be part of the new US Airways. We fully recognize that we have to run a great airline and all of us want to be part of a winning team.
It’s sort of like Maslow’s hierarchy: People meet their needs in order of importance. For example, basics, like food and water, come before entertainment.
Likewise, no one wants to have a BBQ on the ramp when our A14 is less than we would like, we can’t get bags connected with our customers, and there’s a line stretching out from the help desk that has no end. So culture will start by running a great airline that we’re proud of, people meet their needs, in order of importance. And along the way, we’ll take time to applaud great performance (individual and collective), celebrate and have some fun.
PLANE DEAL 3

Leadership Team Ready for New US Airways	...continued from page 1
MARKETING
Led by Executive Vice President, Sales and Marketing Scott Kirby
Andrew Nocella, Senior Vice President, Scheduling, Planning and Alliances
Kerry Carstairs, Vice President, Reservations
Travis Christ, Vice President, Sales & Marketing
Randy Richards, Vice President, Cargo
Open, Vice President, Revenue Management
Joe Beery, Senior Vice President/CIO
Reporting to Joe:
•	Paul Lambert, Vice President, Facilities
OPERATIONS
Led by Executive Vice President, Operations Al Crellin
Hal Heule, Senior Vice President, Safety & Regulatory Compliance
Ed Bular, Vice President, Flight Operations
Reporting to Ed:
•	Dave Seymour, Vice President, Operations Control and Planning

•	Joe Chronic, Vice President, Flight Operations Integration
Anthony Mulé, Senior Vice President, Customer Service
Reporting to Anthony:
•	Ron Cole, Vice President, Inflight Services

•	Donna Paladini, Vice President, Customer Service West

•	Open, Vice President, Customer Service East
John Prestifilippo, Senior Vice President, Maintenance and Engineering
Reporting to John:
•	Rick Oehme, Vice President, Engineering & Quality
PUBLIC, GOVERNMENT AND COMMUNITY AFFAIRS
Led by Senior Vice President, Public Affairs C.A. Howlett
Rosemary Murray, Vice President, Government Affairs
COMMUNICATIONS
Led by Vice President, Communications Elise Eberwein
Larry LeSueur, Vice President, Culture Integration
Following is legal language, which we’re required to print on each internal and external publication related to the merger.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.

PLANE DEAL

AUGUST 19, 2005 ISSUE FOURTEEN
Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process.
Editor: Peggy Sailer
Contact: (480) 693-3770
merger@americawest.com
PLANE DEAL 4

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.